UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES INAUGURAL FLIGHT OF AEROLINEAS INTERJET TO LOS CABOS INTERNATIONAL AIRPORT

Guadalajara, Jalisco, June 16, 2006 – Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE: PAC; BMV) (“the Company” or “GAP”) announced today that Aerolineas Interjet (“Interjet”) flew its inaugural flight yesterday for a new route from the city of Toluca to Los Cabos International Airport, one of the main airports operated by the Company.

Interjet’s inaugural flight arrived at Los Cabos International Airport yesterday, June 15, 2006, at 12:55 pm from the city of Toluca carrying 25 special guests and 125 passengers. Starting today, the Toluca-Los Cabos route will operate daily.

Among the special guests were: Eduardo Sanchez Navarro and Miguel Aleman Velazco, Chairmen of the Boards of GAP and Interjet, respectively. At the airport, the flight was greeted by the Governor of the State of Baja California Sur, Narciso Agundez Montaño; the President of the Municipality, Luis Armando Diaz; one of GAP’s Board Members, Miguel Aleman Magnani; the State’s Secretary of Tourism, Alberto Treviño; and Carlos Criado on behalf of Carlos del Río, GAP’s Chief Executive Officer.

“This route represents an important step for GAP as it is the first operated by a low-cost carrier to this destination,” stated Carlos Criado. “We are very pleased to continue giving our passengers more options within our airports.”

This flight, number 801, is being serviced by an A-320 aircraft and has a maximum capacity of 150 passengers.

***

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

Press Release	Page 2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: June 16, 2006